SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of
 1934

February 07, 2020

Commission File Number 001-14978

 SMITH & NEPHEW plc
(Registrant's name)

Building 5, Croxley Park,
Hatters Lane, Watford, Hertfordshire, WD18 8YE,
England

(Address of registrant's principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F X                Form 40-F
    ---                               ---
[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]

Yes                        No X
---                         ---

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]

Yes                      No X
---                         ---
[Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the
Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of
1934.]

Yes                  No X
---                   ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

SMITH & NEPHEW PLC

7 February 2020

NOTIFICATION AND PUBLIC DISCLOSURE IN ACCORDANCE WITH THE REQUIREMENTS OF THE EU MARKET ABUSE REGULATION OF TRANSACTIONS BY PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES ('PDMR') AND PERSONS CLOSELY ASSOCIATED WITH THEM.

Smith & Nephew plc (the "Company") announces that it has been informed of changes to the share interests of PDMRs in the Company, detailed below, following completion of the related performance periods.

Smith & Nephew Global Share Plan 2010 (Performance Share Awards):

Name of PDMR	Number of ordinary shares under award granted on 07/03/2017 (shown at maximum)	Number of ordinary shares lapsed under award (shown at maximum)
Graham Baker	79,166	40,375
Bradley Cannon	44,942	22,921
Phil Cowdy	16,022	8,172
Elga Lohler	25,612	13,063
Catheryn O'Rourke	15,138	7,721
Vasant Padmanabhan	32,996	16,828
Susan Swabey	11,402	5,816

Notes:

(i)     Following completion of the performance measurement period, 98% of the target awards made on 7 March 2017 vested.

(ii)     At maximum, 51% of awards have lapsed on 6 February 2020 and the remaining 49% of awards will vest and subject to continued employment, will be settled on 9 March 2020 being the first business date after the third anniversary of the awards.

This announcement is made in accordance with the requirements of Article 19 (3) of the Market Abuse Regulation.

Vickie Reuben
Deputy Company Secretary
Smith & Nephew plc

Tel:  01923 477216

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Smith & Nephew Plc
(Registrant)

Date: February 07, 2020

By: /s/ Susan Swabey
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                                                                                                                              Susan Swabey
                                                                                                                      Company Secretary